Uncle Waithley's Beverage Company Inc.



ANNUAL REPORT

1890 Adam Clayton Powell Jr Blvd

New York, NY 10026

(646) 734-0794

https://www.unclewaithleys.com/

This Annual Report is dated May 19, 2025.

BUSINESS

Company Overview

Uncle Waithley's Beverage Company Inc. ("Uncle Waithley's," the "Company," or "we") crafts premium, all-natural beverages inspired by Caribbean roots and designed for today's sophisticated drinker. Developed by a seasoned bar owner and master mixologist, our flagship product offers a bold, complex profile that functions as a true adult non-alcoholic beverage—equally compelling served on its own or as the foundation of an elevated cocktail or mocktail.

We proudly operate at the intersection of heritage, craft, and wellness. As a Black-owned brand rooted in Caribbean traditions, we bring authenticity and depth to a growing category. Our beverages appeal to a wide and discerning audience: Caribbean flavor aficionados seeking a taste of home, mindful drinkers looking for better options without compromise, and professional and home bartenders eager for a versatile, high-quality mixer that can elevate any drink experience.

Business Model

Uncle Waithley's sits in the premium tier of the specialty beverage market, where quality and narrative drive value. We use only all-natural ingredients—many organic and non-GMO—which contribute to our refined taste. As we scale, strategic sourcing and increased volumes allow us to lower unit costs and improve gross margins.

What sets our model apart is our versatility across channels. In the on-premise space, bars and restaurants appreciate our functionality as a mixer and are willing to pay a premium. In retail, our adult-focused positioning and elevated flavor profile meet the needs of a rapidly growing segment of consumers seeking non-alcoholic alternatives that don't sacrifice sophistication or taste.

We're not competing with traditional sodas or ginger beers—we're redefining what adult non-alcoholic beverages can be. By targeting specific, high-opportunity audiences and maintaining product integrity, Uncle Waithley's is building a scalable, resilient business rooted in authenticity, innovation, and flavor-forward experiences.

Corporate Structure

The predecessor-in-interest of the company, Uncle Waithley's Beverage Company LLC was formed as a Delaware limited liability company on September 25, 2020. Uncle Waithley's Beverage Company LLC was converted into a Delaware corporation by way of a statutory conversion under the Delaware General Corporation Law, which conversion became effective on November 4, 2022.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 1,000,000
Use of proceeds: Shares issued as part of the conversion from a Delaware limited liability company into a Delaware corporation.
Date: November 04, 2022
Offering exemption relied upon: Section 4(a)(2)

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Year Ended December 31, 2024 vs. December 31, 2023
Revenue
Revenue for FY 2024 was $272,494, up from $154,883 in FY 2023—a 76% year-over-year increase. This growth was driven by geographic expansion into Florida, the DC Metro area, and the Carolinas (primarily on-premise), stronger performance in existing retail accounts through in-store promotions and demos, and increased brand visibility via social media growth. The Company also received $50,000 in grant income from the Black Ambition Prize (part of a $100,000 award including a $50,000 SAFE investment). Operational capacity was expanded with the addition of key legal, accounting, distribution, financial management, and advisory partners. Two new SKUs—Caribbean Sorrel and Smoked Pineapple—were also introduced during the year.

Cost of Sales
Cost of Sales for FY 2024 totaled $247,083, compared to $169,086 in FY 2023. The high cost of sales was largely due to strategic free fills for new account acquisition, high freight costs from our West Coast manufacturing partner, limited production volumes that prevented economies of scale, and promotional pricing to drive shelf placement. We anticipate improvements in 2025 as we increase order volume, streamline our supply chain, and optimize manufacturing.

Gross Margin
Gross margin improved significantly to $25,251 in FY 2024, from $(26,222) in FY 2023. We expect this positive trend to continue as our unit economics improve with scale.

Operating Expenses
Operating expenses rose to $371,495 in FY 2024 from $251,524 in FY 2023. This increase reflects deliberate investment in infrastructure and team capabilities to support growth. With foundational systems now in place, we are positioned for more efficient scaling moving forward.

Historical Results & Outlook
Uncle Waithley's is in its early growth phase. While historical cash flows reflect the investment-heavy nature of this stage, they are not indicative of future potential. In 2025, we expect meaningful revenue acceleration fueled by:

- Expanded distribution partnerships (on- and off-premise)
- Placement in over 225 Whole Foods Market locations
- Continued growth in the East Coast bar and restaurant channel
- Strategic hires in sales and marketing

These initiatives will allow us to convert early traction into sustained, scalable growth.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $23,567.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Steven Olson
Amount Owed: $100,000
Interest Rate: 0.0%
Maturity Date: Not Specified
Unsecured

Creditor: Harlem Entrepreneurial Fund
Amount Owed: $9,089.40
Interest Rate: 1.0%
Maturity Date: October 30, 2027
Secured by business assets and Founder personal guarantee

Creditor: Harlem Entrepreneurial Fund
Amount Owed: $22,394.88
Interest Rate: 6.75%
Maturity Date: October 30, 2027
Secured by business assets and Founder personal guarantee

Creditor: CAMBA Economic Development Corporation
Amount Owed: $25,520.64
Interest Rate: 10.25%
Maturity Date: February 01, 2028
Secured by business assets and Founder personal guarantee

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Karl Williams
Karl Williams's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Founder and CEO and sole member of the one (1) member board of directors of the Company
Dates of Service: September, 2020 - Present
Responsibilities: Karl founded Uncle Waithley's and currently leads and manages the company. Karl is expected to take an annual salary of $150,000 at this stage of the Company's growth during 2025. Karl currently holds 95.39% of the outstanding stock of the Company, excluding shares included in the 2024 Stock Option and Grant Plan, which awarded Stock Options to co-founders Monica Freeman-Greene, Michael McConnell, and Scott Parker.

Other business experience in the past three years:

Employer: Anchor 272 LLC (dba The Anchor Spa Bar & Restaurant)
Title: Founder and Manager
Dates of Service: June, 2016 - Present
Responsibilities: Overall management - there is an on-site management team as well. Karl spends 5 hours a week on this business.

Other business experience in the past three years:
Employer: 8th Avenue Social Club LLC (dba 67 Orange Street)
Title: Founder and Manager
Dates of Service: December, 2008 - March 2025
Responsibilities: This business closed in March of 2025 and is currently winding up it's affairs.

Other business experience in the past three years:
Employer: Good Ice Marketing, LLC
Title: Chief Strategist
Dates of Service: March, 2011 - December, 2023
Responsibilities: Identifying strategic risks. Collaborating with leadership, special committees, and consultants to execute strategies. Communicating strategy effectively throughout the company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Karl Williams
Amount and nature of Beneficial ownership: 1,000,000
Percent of class: 95.39

RELATED PARTY TRANSACTIONS

In 2021, the Company borrowed money from the founder and CEO, Karl Franz Williams, in the amount of $22,144. The loan bore no interest rate and had no set maturity date. As of December 31, 2024 the loan was paid in full and the balance was $0.

During 2021, the Company received a loan from Monica Freeman-Greene for $194. The loan bore no interest rate and had no set maturity date. The Company paid this balance during 2024. As of December 31, 2024 the loan was paid in full and the balance was $0.

In 2023, the Company sold ginger beer worth $3,431 and $4,480 to 67 Orange Street, LLC and Anchor Spa, LLC, related parties through common ownership. The Company also took a payment of $2,583 from Anchor Spa to prepay for future purchases. During 2024, these additional cases were delivered.

In 2024, the Company moved to working with distributors who sold the Company's product to 67 Orange Street, LLC and Anchor Spa LLC, eliminating the need for direct sales.

During 2023 and 2024 the Company used space at 67 Orange Street and Anchor Spa for storage, meetings, trainings, and R&D and paid for the use of this space.

OUR SECURITIES

COMMON STOCK
The amount of security authorized is 10,000,000 with a total of 1,048,349 outstanding.

Voting Rights
One vote per share. However, shareholders that purchased shares in our previous Regulation CF Offering on StartEngine have the following additional regulations: Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Material Rights
The number of shares outstanding (1,048,349) described in disclosure beneath the caption "The Company's Securities" above includes: (a) 1,000,000 shares that are outstanding and that are owned by the Company's founder; and (b) 48,349 owned by other Company Shareholders. It does not include 183,802 shares authorized as part of the Company's 2024 Stock Option and Grant Plan for promised issuances as stock options to service providers. Options totalling 122,534 shares have currently been issued from the authorized shares to the Company's co-founders and advisors.

2024 SIMPLE AGREEMENT FOR FUTURE EQUITY (SAFE)
$260,000 in Principal invested in 2024

Material Rights
The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

If there is an Equity Financing before the termination of these SAFEs, on the initial closing of such Equity Financing, these SAFEs will automatically convert into the number of shares of SAFE Preferred Stock equal to the Investment Amount divided by the SAFE Price; provided, however, that the number of shares of SAFE Preferred Stock shall not exceed (x) the Investment Amount divided by (y) the Floor Price ($4,000,000). If there is a Liquidity Event before the termination of these SAFEs, the Investor will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Investment Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Investment Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of these SAFEs, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, these SAFEs are intended to operate like standard non-participating Preferred Stock. Accordingly, the Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory; (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to Securities and Exchange Commission (the "SEC" or the "Commission") limitations on transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It may be difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Uncle Waithley's Beverage Company was formed on September 25, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Uncle Waithley's Beverage Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Some of our current competitive advantages can be replicated by competitors No one can exactly replicate our unique manufacturing process without us training them on it or stumbling on it accidentally. However, our unique ingredients - Scotch Bonnet Pepper and our mineral water can both be replicated in competitors' drinks. Scotch Bonnet Pepper is a common pepper and very easy to secure, a competitor would just have to learn how to use it. Our mineral water can be reverse engineered by an experienced lab. Therefore, our ultimate success is predicated on our first mover advantage, our strategic decisions, and our success in branding, marketing, and creating word of mouth. It is difficult to find manufacturing partners that can replicate our unique process: There are very few co-pack or manufacturing facilities that can execute our full proprietary process. This means that we are forced to rely heavily on our existing partners with the necessary capabilities. A disruption in our relationship with or in the operations of one of these partners could impact our ability to effectively service our customers and could slow down our growth and create out of stocks. We have the opportunity to bring the most unique portions of our process in house and to produce an intermediate "concentrate" that would reduce this reliance on our current partners and expand the number of potential manufacturing relationships we can establish. But we have not contemplated or included the expense of building out this kind of operation in the plans for the use of funds raised during our current Seed round Our supply of fresh agricultural ingredients to make our product could be affected by market conditions and tariffs Our product is made using fresh agricultural ingredients that can be affected by many factors including climate, international affairs, and yields. In addition, the majority of our fresh agricultural ingredients are sourced from the Caribbean and South America and may be negatively impacted by the current Administration's tariffs. Therefore our ability to source these products, including ginger and our key ingredient, Scotch Bonnet Peppers, on favorable terms, in a timely manner or in quantities that we or our customers require, may be limited. Any such disruption in our access to these ingredients may adversely affect our ability to manufacture and sell our core product and, in turn, may adversely affect our results of operation and financial condition.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 19, 2025.

Uncle Waithley's Beverage Company Inc.

By   /s/ *Karl Williams*

Name: <u>Uncle Waithley's Beverage Company Inc</u>

Title: CEO, Chief Accounting Officer, Director

Exhibit A

FINANCIAL STATEMENTS

UNCLE WAITHLEY'S BEVERAGE COMPANY INC

CEO REVIEWED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2024, AND 2023

(Unaudited)

Index to Financial Statements

(UNAUDITED)

	Page
CEO CERTIFICATION	3
FINANCIAL STATEMENTS:	
Balance Sheets	4
Statements of Operations	5
Statements of Changes in Members' Equity	6
Statements of Cash Flows	7
NOTES TO FINANCIAL STATEMENTS	8

PRINCIPAL EXECUTIVE OFFICER'S FINANCIAL STATEMENT CERTIFICATION

I, Karl Williams, the Chief Executive Officer of Uncle Waithley's Beverage Company Inc, hereby certify that the financial statements of Uncle Waithley's Beverage Company Inc and notes thereto for the periods ending December 31, 2024 and December 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Uncle Waithley's Beverage Company Inc has not yet filed its federal tax return for 2024. The amounts reported on our tax returns for 2023 were total income of -$120,278; taxable income of -$281,204 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 15th day of May 2025.

DocuSigned by:

Karl Williams _____ (Signature)

B4AF9235E5194C3...

Chief Executive Officer _____ (Title)

May 15, 2025 _____ (Date)

UNCLE WAITHLEY'S BEVERAGE COMPANY INC

BALANCE SHEETS

(UNAUDITED)

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	23,566	$	1,553
Accounts Receivable, net		65,519		29,792
Inventory		32,130		45,651
Total current assets		**121,215**		**76,997**
Property and Equipment, net		10,767*		10,767
Security Deposit		400		400
Total assets	$	**132,382**	$	**88,163**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	100,682	$	51,747
Credit Cards		-		-
Shareholder Loan		-		4,632
Current Portion of Loans and Notes		19,268		31,317
Loan Payable		-		194
Deferred Revenue		-		2,583
Total current liabilities		**119,950**		**90,472**
Promissory Notes and Loans, net		36,932		49,173
Convertible Notes		100,000		
Total liabilities		**256,882**		**139,645**
MEMBERS' EQUITY				
Common Stock		105		104
Simple Agreement for Future Equity (SAFEs)		260,000		50,000
Additional Paid in Capital		365,066		300,348
Accumulated Deficit		(401,934)		(119,755)
Net Income		(347,732)		(282,180)
Total Stockholders' Equity		**(124,495)**		**(51,482)**
Total Liabilities and Stockholders' Equity	$	**132,386**	$	**88,163**

*Depreciation has not been calculated yet for 2024. See accompanying notes to financial statements.

UNCLE WAITHLEY'S BEVERAGE COMPANY INC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Yar Ended December 31	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 222,494	$ 154,883
Grant Income	50,000	-
Cost of Goods Sold	247,083	169,086
Gross Profit	25,251	(26,222)
Operating Expenses		
General and Administrative	259,349	170,000
Sales and Marketing	90,289	67,181
Research and Development	21,858	14,343
Total Operating Expenses	371,495	251,524
Operating Income/(Loss)	(346,244)	(277,746)
Interest Expense	4,071	4,434
Other Loss/(Income)	(2,583)	-
Income/(Loss) before provision for income taxes	(347,732)	(282,180)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ (347,732)	$ (282,180)

See accompanying notes to financial statements.

UNCLE WAITHLEY'S BEVERAGE COMPANY INC

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(UNAUDITED)

For Fiscal Year Ended December 31, 2023 and 2024
(USD $ in Dollars)

(in , $US)	Common Stock		Additional	Accumulated	Total
	Shares	Amount	Paid In	Deficit	Shareholder
Balance—December 31, 2022	1,000,000	$ 100	$ 59,900	$ (119,755)	$ (59,755)
Issuance of Common Stock	41,542	4	**240,449**	-	240,453
Net income/(loss)				(282,180)	(282,180)
Balance—December 31, 2023	**1,041,542**	**$ 104**	$ 300,349	$ (401,934)	$ (101,482)
Issuance of Common Stock	6,807	1	65,964		65,964
Net income/(loss)				(347,732)	(347,732)
Balance—December 31, 2024	**1,048,349**	**$ 105**	$ 366,312	$ (749,667)	$ (383,249)

See accompanying notes to financial statements.

UNCLE WAITHLEY'S BEVERAGE COMPANY INC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (347,732)	$(282,180)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of Property	-*	2,786
Fair value in excess of stated value of derivative instrument	-*	6,336
Changes in operating assets and liabilities:		
Accounts Receivable, net	(35,963)	(26,678)
Inventory	13,521	(35,985)
Accounts Payable	49,171	37,677
Credit Cards	-	-
Deferred Revenue	(2,583)	(2,611)
Security Deposit	-	-
Net cash provided/(used) by operating activities	**(323,586)**	**(300,654)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	-	(5,892)
Net cash provided/(used) in investing activities	**-**	**(5,892)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	64,714	240,453
Borrowing on Shareholder Loans	(4,825)	(17,513)
Borrowing on Promissory Notes and Loans	-	40,332
Repayment of Loan and Notes	(24,291)	(8,367)
Proceeds from Issuance of Simple Agreement for Future Equity (SAFEs)	210,000	50,000
Borrowing on New Loans	-	-
Borrowing on Convertible Note	100,000	-
Net cash provided/(used) by financing activities	**345,599**	**304,905**
Change in Cash and Cash Equivalents	22,013	(1,640)
Cash—Beginning of the Year	1,554	3,194
Cash—End of the Year	**$ 23,567**	**$ 1,554**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 4,071	$ 4,434

*Not yet calculated for 2024. See accompanying notes to financial statements.

UNCLE WAITHLEY'S BEVERAGE COMPANY INC
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

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1.   NATURE OF OPERATIONS

Uncle Waithley's Beverage Company Inc. was formed on September 25, 2020, in the state of Delaware. On November 4, 2022, the company was converted from Delaware LLC into a Delaware Corporation. The financial statements of Uncle Waithley's Beverage Company Inc. (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York. Uncle Waithley's Beverage Company was founded in 2020 with a mission to bring all-natural, expertly crafted Caribbean inspired beverages to the market. We were founded by Karl Franz Williams, a nationally recognized mixologist and bar owner. Our first product was Uncle Waithley's Vincy Brew – an all-natural fresh ingredient ginger beer enhanced with turmeric, lime, mineral water and our most unique ingredient, Scotch Bonnet Pepper. We use a vintage fermentation and brewing process that is unique in the industry and makes our ginger beer unlike any other. Today we have three SKUs in the market, Original, Caribbean Sorrel (made with Hibiscus and spices) and Smoked Pineapple.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, packaging and finished goods which are determined using an average method.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years

The financial statements for the period ending December 31, 2024 are presented here prior to the filing of the annual tax returns. As such Depreciation expense has not yet been calculated or presented on the statements.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Uncle Waithley's Beverage Company Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $90,289 and $67,181, which is included in sales and marketing expenses.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

The Company earns revenues from the sale of its crafted beverage.

Cost of sales

Costs of goods sold include the cost of supplies, materials, printing costs, freight, and packaging.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 15, 2025, which is the date the financial statements were issued.

3. **INVENTORY**

Inventory consists of the following items:

As of Year Ended December 31,	2024	2023
Finished goods	32,130	45,651
Total Inventory	$ **32,130**	$ **45,651**

4. **PROPERTY AND EQUIPMENT**

As of December 31, 2024, and December 31, 2023, property and equipment consists of:

As of Year Ended December 31,	2024	2023
Equipment	$ 15,468	$ 15,468
Property and Equipment, at Cost	**15,468**	**15,468**
Accumulated depreciation	(4,701)	(4,701)
Property and Equipment, Net	$ **10,767**	$ **10,767**

There were no additional equipment purchases in 2024. As noted earlier in these notes, Depreciation expense for 2024 has not yet been calculated. Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023 was $2,786.

5. **CAPITALIZATION AND EQUITY TRANSACTIONS**

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2024, and December 31, 2023, 1,048,349 and 1,041,542 shares of Common Stock were issued and outstanding, respectively.

Stock Option Plan

On April 9, 2024, the Board of Directors of the Company adopted a resolution approving the Uncle Waithley's Beverage Company Inc 2024 Stock Option and Grant Plan. The Plan gave the Company the authority to issue up to 183,802 shares of Common Stock of the Company to recipients of awards. Options were issued at an exercise price of $8.16 per share to Company Co-founders Monica Freeman-Greene, Michael McConnell, and Scott Parker and to Advisor (and investor) Steven Olson. As of December 31, 2024 a total of 122,534 options were issued.

Warrants

In February 2023, the Company joined the NewChip Business Accelerator operated by Astralabs Inc. As part of the admissions fee, Astralabs Inc took a warrant on the Company. In March 2023 Astralabs Inc filed for Chapter 7 Bankruptcy. The Company was able to buy the warrant back from Astralabs Inc for **$1,250** through the Bankruptcy Court. This debit transaction is accounted for on the Balance Sheet in the Additional Paid In Capital Account.

6. **RELATED PARTY**

In 2021, the Company borrowed money from the founder and CEO, Karl Franz Williams, in the amount of $22,144. The loan bore no interest rate and had no set maturity date. As of December 31, 2023 the outstanding balance was $4,631. The Company paid this balance during 2024. As of December 31, 2024 the loan was paid in full.

During 2021, the Company received a loan from Monica Freeman-Greene for $194. The loan bore no interest rate and had no set maturity date. As of December 31, 2023 the balance was $194. The Company paid this balance during 2024. As of December 31, 2024 the loan was paid in full.

In 2023, the Company sold ginger beer worth $3,431 and $4,480 to 67 Orange Street, LLC and Anchor Spa, LLC, related parties through common ownership. The Company also took a payment of $2,583 from Anchor Spa to prepay for future purchases. During 2024, these additional cases were delivered.

In 2024, the Company moved to working with distributors who sold the Company's product to 67 Orange Street, LLC and Anchor Spa LLC, eliminating the need for direct sales.

During 2023 and 2024 the Company used space at 67 Orange Street and Anchor Spa for storage, meetings, trainings, and R&D and paid for the use of this space.

7. **DEBT**

Owner Loans

During the past period, the Company borrowed money from the founder and CEO, Karl Franz Williams. The loan had no interest and there was no defined maturity date. However, the Company paid the balance of this loan in 2024. The balances of the loans were as follows on December 31, 2024 and 2023: $0 and $4632.

During the past period, the Company borrowed money from Co-Founder, Monica Freeman-Greene in the amount of $194. The loan had no interest and there was no defined maturity date. However, the Company paid the balance of this loan in 2024. The balances of the loans were as follows on December 31, 2024 and 2023: $0 and $194.

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded.

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	December 31, 2024			December 31, 2023		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Secured Promissory Note- Harlem Entrepreneurial Fund	$ 15,000	1.00%	11/30/2022	10/30/2027	$ 3,077	$ 6,012	$ 9,089	$ 3,077	$ 8,982	$ 12,059
Secured Promissory Note- Harlem Entrepreneurial Fund	$ 35,000	6.75%	11/30/2022	10/30/2027	$ 8,267	$ 14,128	$ 22,395	$ 8,267	$ 20,637	$ 28,904
CAMBA Economic Development Corporation-Promissory Note	$ 30,900	10.25%	1/26/2023	2/1/2028	$ 7,924	$ 17,597	$ 25,521	$ 7,924	$ 20,359	$ 28,283
Loan Payable from a certain individual - No Agreement in Place	$ 12,049	0.00%	Fiscal year 2023	Not set maturity	$ -	$ -	$ -	$ 12,049	$ -	$ 12,049
Total					**$ 19,268**	**$ 37,737**	**$ 57,005**	**$ 31,317**	**$ 49,978**	**$ 81,295**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2024	
2025	19,268
2026	19,268
2027	18,469
Thereafter	-
Total	**$ 57,005**

Convertible Notes:

During 2024, the company entered into a Convertible Note with one of its Advisors and Investors, Steven Olson. The terms are as follows:

Convertible Note Issuer	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024			For the Year Ended December 2023		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Steven Olson	$ 100,000	0.00%	Not set	$ 100,000	$ -	$ 100,000	$ -	$ -	$ -
Total				**$ 100,000**	**$ -**	**$ 100,000**	**$ -**	**$ -**	**$ -**

Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

SAFEs

During the prior period, a total of four Simple Agreements for Future Equity ("SAFE") were issued. The details of the Company's SAFEs and the terms are as follows:

SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	As of Year Ended December 31,	
				2024	2023
Safes 2024	$ 260,000	Fiscal Year 2024	$ 10,000,000	$ 260,000	$ -
Fair value in excess of stated value of derivative instrument				2,103	
				$ 262,103	$ -

If there is an Equity Financing before the termination of these SAFEs, on the initial closing of such Equity Financing, these SAFEs will automatically convert into the number of shares of SAFE Preferred Stock equal to the Investment Amount divided by the SAFE Price; provided, however, that the number of shares of SAFE Preferred Stock shall not exceed (x) the Investment Amount divided by (y) the Floor Price ($4,000,000). If there is a Liquidity Event before the termination of these SAFEs, the Investor will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Investment Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Investment Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of these SAFEs, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, these SAFEs are intended to operate like standard non-participating Preferred Stock. Accordingly, the Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory; (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

8. **INCOME TAXES**

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022, consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (76,925)	$ (25,475)
Valuation Allowance	76,925	25,475
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023		2022	
Net Operating Loss	$	(102,400)	$	(25,475)
Valuation Allowance		102,400		25,475
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $629,912, and the Company had state net operating loss ("NOL") carryforwards of approximately $629,912. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through May 15, 2025, which is the date the financial statements were available to be issued.

In February of 2025, the Company entered into a Simple Agreement for Future Equity (SAFE) with a value of $10,000. The valuation cap for this agreement is set at $10,000,000.

In February of 2025, the Company made a new Stock Option Grant Award for 6127 shares with a 24-month vest.

In February and March of 2025, the company borrowed $120,000 from one of our current investors. It is a short-term loan, expected to be repaid in the third quarter of 2025. There is no interest rate being charged.

In April of 2025, the company received a long-term loan from Whole Foods Market to support our inventory and manufacturing needs. The loan has a principal balance of $100,185, 7% interest rate, and a 5-year term, maturing in 2030.

In 2025, the Company began several new business relationships that can significantly increase the Company's growth and scale. We signed new Distribution deals with three major new distributors covering almost the entire East Coast at retail, and the New York Tri-State area on-premise. The Company also increased its penetration with Whole Foods Market, adding over 160 new stores.

In May of 2025, the Company started a new Regulation CF Crowdfunding Campaign on the Wefunder Platform to raise additional capital to support its growth.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $347,732, an operating cash flow loss of $323,586, and liquid assets in cash of $23,567, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued, is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through equity financing and/or debt.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Karl Williams, Principal Executive Officer of Uncle Waithley's Beverage Company Inc., hereby certify that the financial statements of Uncle Waithley's Beverage Company Inc. included in this Report are true and complete in all material respects.

Karl Williams
_____

CEO, Chief Accounting Officer, Director